UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment of Director

On April 19, 2024, the board of directors (the “Board”) of TIAN RUIXIANG Holdings Ltd. (the “Company”), appointed Ms. Min Zhou as a director of the Company, effective immediately. Ms. Zhou has experience in insurance and corporate management. She has been an insurance brokerage consultant of Delta Insurance Brokers Limited since January 2023. From June 2021 to January 2023, she was an investment management at Huobi Ventures Co., Ltd. From September 2016 to June 2021, she served as a business development manager at U-BX Technology Ltd. (NASDAQ: UBXG). Ms. Zhou graduated from Hunan University in 2006 with a Bachelor’s degree in mechanical automation.

Appointment of Independent Director

On April 19, 2024, the Board appointed Ms. Yun Zhao as an independent director and as a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Company, effective immediately. Ms. Zhao has experience in finance. She has been a financial risk analyst of Guoshi Data Technology (Shanghai) Co., Ltd. since September 2022. From September 2019 to May 2022, she was a senior financial advisor at Jiayu Wealth Management (Shanghai) Co., Ltd. From September 2017 to June 2019, she served as a financial consultant at Huaxin Financial Services Limited. Ms. Zhao graduated from Guangdong University of Foreign Studies in 2023 with a Bachelor’s degree in finance. Ms. Zhao does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Subsequently on April 23, 2024, the Board appointed Ms. Yun Zhao as the chairperson of the nominating and corporate governance committee of the Company, effective immediately.

Resignation and Appointment of Independent Directors

Mr. Michael J. Hamilton, an independent director of the Company, resigned from the Board and three committees of the Board, effective April 21, 2024. Mr. Hamilton’s resignation from the Board and three committees was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Hamilton acknowledges that he has been paid all amounts due to him and is not entitled to any payments or benefits of any kind from the Company.

Mr. Benjamin Andrew Cantwell, an independent director of the Company, resigned from the Board and three committees of the Board, effective April 23, 2024. Mr. Cantwell’s resignation from the Board and three committees was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Cantwell acknowledges that he has been paid all amounts due to him and is not entitled to any payments or benefits of any kind from the Company, and irrevocably and unconditionally releases the Company of and from all claims, demands, actions, and causes of actions.

On April 23, 2024, the Board appointed Mr. Yu He as an independent director, a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee, and as the chairperson of the compensation committee of the Company, effective immediately. Mr. He has experience in sales and marketing. He has been the general manager of Beijing Maidehao Technology Co., Ltd. since March 2023. From April 2015 to March 2023, he was an industry general manager at Beijing Bytedance Technology Co., Ltd. From September 2012 to March 2015, he served as a senior customer service manager at NetEase Hangzhou Network Co., Ltd. Mr. He graduated from Peking University in 2015 with a Bachelor’s degree in advertising and graduated from the University of Texas at Arlington in 2021 with a Master’s degree in business administration. Mr. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On April 23, 2024, the Board appointed Mr. Ting Wang as an independent director, a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee, and as the chairperson of the audit committee of the Company, effective immediately. Mr. Wang has experience in finance and taxation. He has been a financial and tax advisor at Beijing East Vibration and Noise Research Institute since March 2020. From October 2010 to March 2020, he served as the chief financial officer at a number of companies, including Beijing Chuanshi International Advertising Co., Ltd., Beijing Chuanshi Interactive Advertising Co., Ltd., and Beijing Shengshi Fuxin Advertising Co., Ltd. Mr. Wang graduated from Soochow University in 1991 with a Bachelor’s degree in Chinese literature. Mr. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: April 26, 2024	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer